Exhibit 99.66

First Phosphate Applauds Addition of Phosphate to the Canadian List of Critical Minerals Essential for Clean Technology

Saguenay, Quebec--(Newsfile Corp. - February 27, 2026) - First Phosphate Corp. (CSE: PHOS) (OTCQX: FRSPF) (OTCQX ADR: FPHOY) (FSE: KD0) (“First Phosphate” or the “Company”) applauds the amendment to the 2025 Canadian federal budget which passed yesterday to include phosphate on the list of critical minerals essential for clean technology.

Phosphate exploration and downstream processing facilities will now benefit from numerous Canadian federal programs dedicated to key critical minerals including these two essential tax credit programs:

1.	The Critical Mineral Exploration Tax Credit (“CMETC”), a 30% Canadian refundable tax credit for Canadian investors in junior mining companies in respect of targeted exploration expenses.

2.	The Clean Technology Manufacturing Investment Tax Credit (“CTM”), a 30% refundable tax credit for Canadian corporations investing in new machinery and equipment for manufacturing clean technologies or processing critical minerals.

The CMETC will assist First Phosphate in raising funds geared towards further exploring and developing its mineral properties in Saguenay-Lac-St-Jean, Quebec and to continue to develop the region’s district-level phosphate zone.

The CTM will be beneficial to First Phosphate in building out infrastructure associated with the operating and mining of its advanced phosphate properties as well as its future downstream processing facilities such as the planned phosphoric acid plant and the planned lithium iron phosphate (“LFP”) cathode active material plant.

First Phosphate wishes to thank members of the Standing Committee on Finance, Canada and members of the Standing Committee on Natural Resources, Canada for recognizing that phosphate is no longer just about fertilizer but also about high technology. An overwhelming majority of batteries produced on the planet are now based on LFP chemistry of which the majority of the cathode is comprised of high-purity phosphate such as the type found on First Phosphate properties in Saguenay-Lac-St-Jean, Quebec.

First Phosphate has recently produced commercial-grade LFP 18650 battery cells using North American critical minerals: https://firstphosphate.com/north-american-lfp-battery-cells

The high-purity phosphoric acid for these LFP 18650 battery cells was produced using rare igneous anorthosite rock extracted from the Company’s Bégin-Lamarche property in Saguenay-Lac-Saint-Jean, Quebec.

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About First Phosphate Corp.

First Phosphate (CSE: PHOS) (OTCQX: FRSPF) (OTCQX ADR: FPHOY) (FSE: KD0) is a mineral exploration, development and cleantech company dedicated to examining and ultimately building and onshoring a vertically integrated mine-to-market lithium iron phosphate (LFP) battery supply chain for North America. Target markets include energy storage, data centers, robotics, mobility and national security.

First Phosphate’s flagship Bégin-Lamarche Property in Saguenay-Lac-Saint-Jean, Quebec, Canada is a North American rare igneous phosphate resource yielding high-purity phosphate with minimal impurities.

Media & Investor Contact:

Bennett Kurtz

Chief Financial Officer

bennett@firstphosphate.com

Tel: +1 (416) 200-0657

Investor Relations: investor@firstphosphate.com

Media Relations: media@firstphosphate.com

Website: www.FirstPhosphate.com

Follow First Phosphate:

X: https://x.com/FirstPhosphate

LinkedIn: https://www.linkedin.com/company/first-phosphate

Forward-Looking Information and Cautionary Statements

This release includes certain statements that may be deemed “forwarding information”. Any statement that discusses predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often but not always using phrases such as “expects”, or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “budget”, “scheduled”, “forecasts”, “estimates”, “believes” or “intends” or variations of such words and phrases or stating that certain actions, events or results “may” or “could”, “would”, “might” or “will” be taken to occur or be achieved) are not statements of historical fact and may be forward-looking information. In particular, this press release contains forward-looking information relating to, among other things: the assistance the CMETC will provide First Phosphate in raising funds geared towards exploring and developing its mineral properties in Saguenay-Lac-St-Jean, Quebec and to continue to develop the region’s district-level phosphate zone; the benefit the CTM will provide First Phosphate in building out infrastructure associated with the operating and mining of its advanced phosphate properties as well as its future downstream processing facilities such as the planned phosphoric acid purification plant and the planned LFP cathode active material plant; the Company’s planned exploration and production activities and the results thereof; the properties and composition of any extracted phosphate; the Company’s plans relating to the design, build, operation and maintenance of operations and mining at its Bégin-Lamarche property or elsewhere (and the possibility of eventual economic extraction of minerals from therefrom); the achievement and completion of all required steps to build and operate facilities to process phosphate concentrate, and phosphoric acid, including, without limitation, access to financing, and regulatory and environmental approvals; and the Company’s plans for building and onshoring a vertically integrated mine-to-market LFP battery supply chain for North America. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include development and exploration successes, continued availability of capital and financing, and general economic, market or business conditions. These statements are based on a number of assumptions including, among other things, assumptions regarding general business and economic conditions; there being no significant disruptions affecting the activities of the Company or inability to access required project inputs; permitting and development of the projects being consistent with the Company’s expectations; the accuracy of the current mineral resource estimates for the Company and results of metallurgical testing; certain price assumptions for P2O5 and Fe2O3; inflation and prices for Company project inputs being approximately consistent with anticipated levels; the Company’s relationship with First Nations and other Indigenous parties remaining consistent with the Company’s expectations; the Company’s relationship with other third party partners and suppliers remaining consistent with the Company’s expectations; and government relations and actions being consistent with Company expectations. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. Accordingly, readers should not place undue reliance on the forward-looking information contained in this press release. The Company does not assume any obligation to update or revise its forward-looking statements, whether because of new information, future events or otherwise, except as required by applicable law. All forward-looking information contained in this release is qualified by these cautionary statements.

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